UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.



____________________________________

In the Matter of

ENTERGY SERVICES, INC.
ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.                     CERTIFICATE PURSUANT
ENTERGY NEW ORLEANS, INC.                         TO RULE 24
SYSTEM ENERGY RESOURCES, INC.
ENTERGY OPERATIONS, INC.
SYSTEM FUELS, INC.

     File No. 70-8899

     (Public Utility Holding Company
          Act of 1935)

______________________________________

           Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended, this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70- 8899 ("Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the Supplemental Order of the Commission, dated March 30, 2001, issued in respect thereof.

           On March 30, 2001, (a) new Money Pool notes were executed by Entergy Mississippi, Inc., Entergy New Orleans, Inc., Entergy Services, Inc. and System Fuels, Inc.; (b) Entergy Services, Inc. and Entergy Corporation entered into Amendment No. 4 to their Loan Agreement, dated as of September 18, 1991; and
(c) System Fuels, Inc. and Entergy Corporation entered into Amendment No. 2 to their Loan Agreement, dated as of March 21, 1994.

           Attached hereto and incorporated by reference are the following Exhibits:

      B-1(a)(9)  Executed form of new note to evidence
                 borrowings by Entergy Mississippi, Inc.
                 through the Money Pool.

      B-1(a)(10) Executed form of new note to evidence
                 borrowings by Entergy New Orleans, Inc.
                 through the Money Pool.

      B-1(a)(11) Executed form of new note to evidence
                 borrowings by Entergy Services, Inc.
                 through the Money Pool.

      B-1(a)(12) Executed form of new note to evidence
                 borrowings by System Fuels, Inc. through the Money Pool.

     B-3(c)      Executed form of Amendment No. 4 to Loan
                 Agreement between Entergy Services, Inc.
                 and Entergy Corporation (including
                 executed form of new note).

     B-4(c)      Executed form of Amendment No. 2 to Loan
                 Agreement between System Fuels, Inc. and
                 Entergy Corporation (including executed
                 form of new note).

          IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 3rd day of April, 2001.

                               Entergy Services, Inc.
                               Entergy Corporation
                               System Fuels, Inc.
                               Entergy Arkansas, Inc.
                               Entergy Louisiana, Inc.
                               Entergy Mississippi, Inc.
                               Entergy New Orleans, Inc.
                               System Energy Resources, Inc.
                               Entergy Operations, Inc.
                               Entergy Gulf States, Inc.


                               By: /s/ Steven C. McNeal
                                   Steven C. McNeal
                                   Vice President and Treasurer